================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                SCHEDULE 14D-1/A
                               (Amendment No. 5)
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                      and

                                 SCHEDULE 13D/A
                               (Amendment No. 5)

                   Under the Securities Exchange Act of 1934
                            ------------------------

                             METROMAIL CORPORATION
                           (Name of Subject Company)

                       GREAT UNIVERSAL ACQUISITION CORP.
                       THE GREAT UNIVERSAL STORES P.L.C.
                                   (Bidders)

                            -----------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                            -----------------------

                                   591680 103
                     (CUSIP Number of Class of Securities)

                            -----------------------

                                 JOHN W. PEACE
                 EXECUTIVE DIRECTOR AND CHIEF EXECUTIVE OFFICER
                   OF EXPERIAN INFORMATION SERVICES DIVISION
                       THE GREAT UNIVERSAL STORES P.L.C.
                        LECONFIELD HOUSE, CURZON STREET
                            LONDON, ENGLAND  W1Y7FL
                               (44) 171 495-0070
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)
                            -----------------------

                                    Copy To:

                             DONALD G. LUBIN, ESQ.
                         SONNENSCHEIN NATH & ROSENTHAL
                                8000 SEARS TOWER
                            CHICAGO, ILLINOIS 60606
                                 (312) 876-8000

                                 March 30, 1998
            (Date of Event Which Requires Filing of this Statement)


                           CALCULATION OF FILING FEE


  Transaction
 Valuation/*/     Amount of Filing Fee
 $808,605,584                 $161,722
======================================

/ */ Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 22,516,996 shares of Metromail Corporation Common Stock, including the associated preferred stock purchase rights ("Shares"), which are outstanding at $34.50 per Share, and 2,087,119 Shares which are subject to outstanding options at $34.50 per Share less the exercise price of such options. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the Shares to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $161,722
     Form or Registration No.:  Schedule 14D-1
     Filing Party: Great Universal Acquisition Corp. and The Great Universal Stores P.L.C.
     Dates Filed:  March 16, 1998; March 30, 1998


Page 1 of 5 Pages                                   Exhibit Index on Page 5

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

     This Amendment No. 5 amends and supplements the Tender Offer Statement on
Schedule 14D-1 and Schedule 13D, originally filed on March 16, 1998, as amended by Amendment No. 1 thereto filed on March 19, 1998, Amendment No. 2 thereto filed on March 23, 1998, Amendment No. 3 thereto filed on March 25, 1998 and Amendment No. 4 thereto filed on March 30, 1998 (as so amended, the "Schedule 14D-1") by The Great Universal Stores P.L.C., a corporation organized under the laws of England, and its wholly-owned subsidiary, Great Universal Acquisition Corp., a Delaware corporation (the "Purchaser"), relating to the Purchaser's tender offer for all of the outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated preferred share purchase rights (the "Rights" and together with the Common Stock, the "Shares"), of Metromail Corporation, a Delaware corporation (the "Company"), at $34.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 16, 1998, as amended and supplemented by the Supplement to Offer to Purchase dated March 30, 1998 and the related revised Letter of Transmittal, which were filed as exhibits (a)(1),
(a)(14) and (a)(15), respectively, to the Schedule 14D-1.

     Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1. The item numbers and responses thereto below are in accordance with the requirements of
Schedule 14D-1.

     ITEM 10.  ADDITIONAL INFORMATION.

     (k) On March 31, 1998, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(23) and incorporated herein by reference. In such press release, Parent announced that the Board of Directors of the Company has unanimously reaffirmed its approval and recommendation of Parent's Offer. Such Offer is described in the Supplement to Offer to Purchase dated March 30, 1998 distributed to the shareholders of the Company on March 30, 1998 and filed as Exhibit (a)(14) to the Schedule 14D-1.

     As a result of the Board's decision and the expiration on March 28th of the applicable waiting period under the HSR Act with respect to Parent's acquisition of the Company, the termination rights of the parties under the Merger Agreement and the Stock Purchase Agreements (which entitle Parent to acquire in the aggregate 51% of the Company's shares) have generally expired.

     Separately, it was announced that ABI has filed with the Delaware Supreme Court an application for acceptance of an appeal of the Delaware Chancery Court's decision to deny ABI's request for a preliminary injunction to enjoin the Merger Agreement, seeking a hearing date of April 8, 1998. Parent believes that there is no basis for the Delaware Supreme Court to hear the appeal and will vigorously oppose the application.

     On March 30, 1998, the Company issued a press release, a copy of which is attached hereto as Exhibit (a)(24) and incorporated herein by reference.

     (l) The following description was prepared by the Company and initially provided to Parent and Purchaser on March 30, 1998. Parent, Purchaser and their representatives did not participate in any of the meetings or discussions described below. Accordingly, neither Purchaser nor Parent takes any responsibility for the accuracy or completeness of such information.

     Early on the morning of March 30, 1998, ABI's investment bank left Lehman Brothers a message to the effect that ABI would not be participating in the sale process because there was no possibility of getting its documentation in place by noon and that ABI was putting out a press release to that effect. Later that morning ABI's investment bank called Lehman Brothers and said that ABI had changed its mind and was working on a $36.00 per Share cash offer (rather than its March 28 offer) and asked for an extension beyond noon. Lehman Brothers reminded ABI's investment bank that such noon time for submission of bids and information had been set by the Board in response to ABI's March 28 request and could not be waived by Lehman Brothers. Also on March 30, the Company was advised that ABI had appealed the March 27 ruling of the Delaware Court of Chancery to the Delaware Supreme Court. Although the Company believes that it is unlikely that ABI's appeal will be successful, if it was and the Merger Agreement or the Stock Purchase Agreements were enjoined, the Offer and Merger price would be reduced pursuant to the terms of the Offer to $31.50 per Share.

      The Board met in the evening of March 30. The Company did not receive any new documentation by noon on March 30. After noon and prior to the Board meeting it received through Lehman Brothers a revised draft merger agreement which contained a $36.00 per Share price, referenced the same $35 million letter of credit and conditions discussed above and, for the first time, proposed a $15 million termination fee plus the payment of expenses. The Company also received through Lehman Brothers ABI's financing commitments for its offer. Such commitments arrived over the course of the afternoon, right up to the time of the Board meeting. The commitments appeared to be similar to those received in the prior week, including the conditions to such commitment, but added a new condition relating to termination of the Merger Agreement. The Board once again reviewed ABI's offer and compared it to the Offer and again unanimously approved the increased $34.50 per Share (subject to certain conditions) Offer and recommended that the Company's stockholders accept the Offer and approve the Merger. In reaching this conclusion, the Board focused on the certainty of the Offer versus the uncertainty of ABI's offer which was highly leveraged, thereby exposing the stockholders to the risk of losing the more certain Offer without sufficient assurance that ABI's offer would be completed. The Board also focused on the timing of the ABI offer which could not be consummated any earlier than the end of April, whereas the Offer is scheduled to close on April 10, 1998 and has, because of passage of the HSR period, become largely unconditional. At such meeting, the Board also received the opinion of Lehman Brothers that the Parent's increased Offer is fair to the stockholders of the Company from a financial point of view.

     ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended by adding the following:

          (a)(23) Press Release dated March 31, 1998 issued by The Great Universal Stores

               P.L.C.

          (a)(24) Press Release dated March 30, 1998 issued by Metromail Corporation



                               Page 2 of 5 Pages

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  March 31, 1998               GREAT UNIVERSAL ACQUISITION CORP.



                                    By:  /s/ Thomas A. Gasparini
                                         -----------------------------------
                                         Name:  Thomas A. Gasparini
                                         Title: Vice President and
                                                General Counsel



                               Page 3 of 5 Pages

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 31, 1998               THE GREAT UNIVERSAL STORES P.L.C.



                                    By:  /s/ John W. Peace
                                         --------------------------------------
                                         Name:  John W. Peace
                                         Title: Director



                               Page 4 of 5 Pages
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                                 EXHIBIT INDEX



Exhibit
Number         Description
-------        -----------

(a)(23) Press Release dated March 31, 1998 issued by The Great Universal Stores P.L.C.

(a)(24)   Press Release dated March 30, 1998 issued by Metromail Corporation



                               Page 5 of 5 Pages